Mail Stop 4561

      December 12, 2005

William P. Stewart, Jr.
Chairman and Chief Executive Officer
Trinity Hall
43 Cedar Avenue
Hamilton, HM LX
Bermuda


      Re:	W.P. Stewart & Co., Ltd.
		Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 001-16245

Dear Mr. Stewart:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


   							Sincerely,


Joyce Sweeney
Accounting Branch Chief